UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 09, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Retirement and appointment of Chairman


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896	US803663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")


RETIREMENT AND APPOINTMENT OF CHAIRMAN

After seven years on the Sasol board of directors, two as a non-executive director and five as the Sasol Chairman, Mrs Hixonia Nyasulu, has indicated that she will step down as chairman and director of the Company at its annual general meeting on 22 November 2013. The Sasol board appointed Dr Mandla Gantsho as chairman of the board of directors of the company with effect from the close of the 2013 annual general meeting.

Dr Gantsho's appointment follows the Chairman Succession Planning process of the Board, overseen by the Nomination, Governance, Social and Ethics Committee and driven by Prof Juergen Schrempp, the Lead Independent Director of Sasol. The Board has considered the fact that Dr Gantsho had been a director of the Company for 10 years and confirmed his independence.

Mrs Nyasulu said: "It has always been my intention to serve as chairman for a period of five years and I am pleased the board's considered approach to succession planning has made this possible.

I would like to congratulate Mandla on his appointment and wish him well in his new role. Mandla is a highly respected board member and I am very pleased to hand-over the chairmanship of this great company to so competent a director. These are exciting times for Sasol as the group executive committee, under David's sound leadership, shapes and designs the Sasol of the future."

Dr Gantsho said: "It is an honour to accept this appointment as chairman. I would like to thank Hixonia for her outstanding seven year contribution to Sasol. I am looking forward to serving this exciting company in a new capacity."

Mr David Constable, the chief executive officer of Sasol said: "It's been a great pleasure working with Hixonia. In addition to being a superb chairman, Hixonia's warm and constructive leadership has been an inspiration to me. I wish Hixonia much success in the future and thank her for the years of guidance she has given to Sasol. I look forward to working with Mandla, in his new role as chairman, knowing his expertise and experience will be beneficial to Sasol and its stakeholders".


Dr Gantsho qualified as a chartered accountant in 1987 and is currently the chief executive of Nova Capital Africa. He was the Vice President
Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, and before that, the chief executive officer and managing director of the Development Bank of Southern Africa. He is also a director of Impala Platinum Holdings Limited and the South African Reserve Bank, and chairman of Ithala Development Finance Corporation.

He has served on the boards of several South African companies, including Group Five Limited and AfroCentric Investment Corporation Limited. Dr Gantsho also served as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers and the Myburgh Commission of Enquiry into the rapid depreciation of the rand.


9 September 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896	US803663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

RETIREMENT AND APPOINTMENT OF CHAIRMAN: CORRECTION

We refer to our announcement this morning on Stock Exchange News Service ("SENS") where we indicated that the Sasol board of directors has appointed Dr Mandla Gantsho to succeed Mrs Hixonia Nyasulu as chairman of the board of directors of Sasol with effect from the close of the 2013 annual general meeting. In the announcement Dr Gantsho's present occupation is incorrectly given as that of chief executive of Nova Capital Africa. Dr Gantsho is in fact the chief executive of Africa Rising Capital (Pty) Ltd.


9 September 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date September 09, 2013		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary